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FOR IMMEDIATE RELEASE                       April 19, 2001  Exhibit 99.(a)(1)(G)

                             Contact: Documentum:
                                      Kimberly Devine
                                      UpStart Communications
                                      510-457-3000   x3124
                                      kdevine@upstart.com

                    Documentum REPORTS first QUARTER results
                        Total Revenue Increases 7 Percent

PLEASANTON, Calif. - April 19, 2001 - Documentum, Inc. (NASDAQ: DCTM), the leading enterprise content management provider, today announced financial results for the first quarter ended March 31, 2001.

Revenue for the first quarter of 2001 was $45.3 million, a 7 percent increase over revenue of $42.2 million for the same period of 2000 and a 23 percent decrease over the fourth quarter of fiscal 2000. Net loss for the first quarter of 2001 was $14.7 million, as compared to net income of $0.3 million reported for the same period last year and net income of $4.3 million for the fourth quarter of fiscal 2000. Earnings per share for the first quarter of 2001 was a loss of $0.40 per share, compared to earnings of $0.01 per share for the first quarter of 2000 and to earnings per share of $0.11 in the fourth quarter of fiscal 2000.

"As reported in our preliminary earnings announcement on April 2, first quarter revenue was significantly below our expectations due to the US economic slowdown, said Jeffrey A. Miller, chairman and chief executive officer for Documentum, Inc. "In spite of this economic uncertainty, content management remains at the top of CIO's priority lists, signaling renewed market growth as the economy recovers. In the meantime, we have taken steps to balance our company between the short-term economic reality and our long-term market promise. These steps include reducing our workforce, suspending new hiring, tightly managing discretionary spending, and restructuring our resources to better align with our customers' needs. Recognizing the limited visibility provided by the current US economic climate, we are targeting a return to profitability in Q4 of this fiscal year."

The company anticipates recording a restructuring charge in the second quarter of 2001 in the range of $4 to $7 million, which results from an approximate 12 percent reduction of its workforce.

The company also announced that its Board of Directors has approved a voluntary stock option exchange program for its employees. Board members who are not employees of the Company will not be eligible to participate in the program.

Under the program, Documentum employees will be given the opportunity to cancel outstanding stock options previously granted to them in exchange for new options to be granted at a future date. The exercise price of these new options will be set at the fair market value of the Company's common stock as of the new grant date, which is expected to occur later this year.

Q1 Highlights

|_| For the second consecutive time, Documentum 4i eBusiness Platform ranked #1 overall content management platform by Forrester Research's eBusiness Tech Rankings.

|_|   Added 61 new customers.

|_| Delivered on complete Editions strategy with launch of Documentum 4i Portal Content Management and B2B Content Management Editions this quarter.

|_| Executed enterprise content management strategy launch, delivering successful launch event that included key customers and strategic partners.

|_|   Selected as Three-Star Charter Member of BEA Star Partner Program.

|_| Named InfoWorld Technology of the Year 2000 and received Business Impact Award in content management e-commerce category.

|_| For the second consecutive year, Documentum 4i eBusiness and WCM Editions received Product of the Year awards by Imaging & Document Solutions Magazine.

For comparative purposes, except where noted, the quarterly earnings per share results for historical periods discussed have been revised to reflect a two-for-one stock split which occurred on November 14, 2000.

In addition to historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties. The company's future actual results could differ materially from the forward-looking statements discussed herein as a result of contracts failing to close as expected, failure of contracts to meet revenue recognition rules, and other factors detailed in the company's Annual Report on Form 10-K. Factors that could cause or contribute to such differences include, but are not limited to, those discussed from time to time in the company's public reports filed with the Securities and Exchange Commission, such as those under "Risk Factors" included in the company's annual report on Form 10-K for the fiscal year ended December 31, 2000, and the company's quarterly reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000. The company undertakes no obligation to update or revise these forward-looking statements.

About Documentum

Documentum is the industry's leading enterprise content management provider, automating the production, exchange and personalization of all types of content, making it easier for the Global 2000 to gain competitive advantage by connecting employees, business partners and customers, worldwide. Built on an Internet-scale, XML-enabled and standards-compliant platform, Documentum products manage Web content, power portals, enable collaborative commerce, and solve regulatory content challenges. Over 300 partners across all major industries, including high tech, pharmaceutical, healthcare, consulting services, government, manufacturing, financial services, automotive, retail, and consumer goods, build and implement specialized applications using Documentum's content management infrastructure. For more information, visit Documentum on the Web at www.documentum.com.

                                       ###

Documentum and the documentum logo are trademarks or registered trademarks of Documentum, Inc. in the US and throughout the world. All other company and product names are used for identification purposes only and may be trademarks of their respective owners.

                                Documentum, Inc.
                      Condensed Consolidated Balance Sheet
                                 (in thousands)

                                                             March 31,    December 31,
                                                               2001           2000
                                                           -----------    ------------
                                                           (unaudited)
                                     ASSETS

Current assets:
  Cash and cash equivalents                                  $ 46,544       $ 43,918
  Short-term investments                                       53,042         59,217
  Accounts receivable, net of allowances                       47,527         57,156
  Other current assets                                         14,682         13,920
                                                             --------       --------
    Total current assets                                      161,795        174,211

Property and equipment, net                                    34,705         35,667
Other assets                                                   11,646          8,582
                                                             --------       --------
                                                             $208,146       $218,460
                                                             ========       ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                           $  3,516       $  5,751
  Accrued liabilities                                          34,665         42,281
  Deferred revenue                                             29,176         21,073
  Current portion of capital lease obligation                      --             65
                                                             --------       --------
    Total current liabilities                                  67,357         69,170

Stockholders' equity                                          140,789        149,290
                                                             --------       --------
                                                             $208,146       $218,460
                                                             ========       ========

                                Documentum, Inc.
                 Condensed Consolidated Statements of Operation
                (in thousands, except per share data; unaudited)

                                                           Three Months Ended
                                                                March 31,
                                                          ---------------------
                                                            2001         2000
                                                          --------     --------

Revenue:
  License                                                 $ 20,841     $ 24,958
  Service                                                   24,409       17,214
                                                          --------     --------
    Total revenue                                           45,250       42,172
                                                          --------     --------

Cost of revenue:
  License                                                    1,680        1,907
  Service                                                   12,940        8,457
                                                          --------     --------
    Total cost of revenue                                   14,620       10,364
                                                          --------     --------

Gross profit                                                30,630       31,808
                                                          --------     --------

Operating expense:
  Sales and marketing                                       28,651       18,526
  Research and development                                   9,675        7,674
  General and administrative                                 6,903        5,895
                                                          --------     --------
    Total operating expense                                 45,229       32,095
                                                          --------     --------

Loss from operations                                       (14,599)        (287)

Interest and other income, net                               1,191          782
                                                          --------     --------
Income (loss) before income tax provision                  (13,408)         495

Provision for income taxes                                   1,341          163
                                                          --------     --------
Net income (loss)                                         $(14,749)    $    332
                                                          ========     ========

Basic earnings (loss) per share                           $  (0.40)    $   0.01
Diluted earnings (loss) per share                         $  (0.40)    $   0.01

Shares used to compute earnings (loss) per share
Basic                                                       37,327       34,446
Diluted                                                     37,327       38,828